UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 23, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Acquires Stake in Proteologics Ltd.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Securities Stock Exchange Ltd.

Herzliya, Israel – November 23, 2012 – The Company is hereby pleased to announce that on Wednesday (November 21, 2012), the Company acquired 4,620,356 shares, of NIS 1.00 par value each, of Proteologics Ltd. (hereinafter: “the Shares” and “Proteologics”, respectively), from Teva Pharmaceutical Industries Ltd. (hereinafter: “Teva”) in consideration for an amount of NIS 6,493,564, which represents an amount of NIS 1.405 per Share. The Shares represent all of Teva's shares in Proteologics and represent approximately 31.35% of Proteologics issued and outstanding share capital.

Proteologics is a biopharmaceutical publically traded company listed on the Tel Aviv Stock Exchange, which is in the business of discovery and research of drugs that are active on various components of the UBIQUITIN system, which was discovered by Drs. Avram Hershko and Aaron Ciechanover - 2004 Nobel Prize in Chemistry laureates for the discovery of the UBIQUITIN system.

Respectfully,

XTL Biopharmaceuticals Ltd.

About XTL Biopharmaceuticals, Ltd. (“XTL”)

XTL Biopharmaceuticals, Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY).

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 23, 2012	By:	/s/ David Grossman
	Name:	David Grossman
	Title:	Chief Executive Officer